August 1, 2008

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: Larry Spirgel

Re:	Preliminary Proxy Statement on Schedule 14A Filed July 18, 2008 File No. 0-52166 Form 8-K filed January 15, 2008 File No. 0-52166

Dear Mr. Spirgel:

On behalf of Fortissimo Acquisition Corp. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Preliminary Proxy Statement (the “Preliminary Proxy”).

Amendment No. 3 is being filed in response to comments contained in the letter dated July 28, 2008 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Yuval Cohen, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission
August 1, 2008

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 21

1.	Please confirm that your adjustment for the elimination of accounting fees does not represent the costs of your annual audit since these would appear to be recurring costs. Please revise or advise.

Response:
The unaudited pro forma financial statements relating to the three months ended March 31, 2008 for Psyop did include $15,000 of recurring costs relating to an annual audit. We have adjusted the unaudited pro forma financial statements and this cost is no longer being eliminated.

The unaudited pro forma financial statements relating to the year ended December 31, 2007 did not include any recurring costs relating to the 2007 annual audit.

Factors Considered by Fortissimo’s Board of Directors, page 49

2.
We note your response to comment six in our letter dated May 23, 2008, including the statements identified in several trade publications. Please provide a more objective basis for your assertion that you are a market leader. For example, if you are the market leader based on revenues, please state such. In the alternative, revise such statements so they are presented as beliefs of the Company.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 3.

The Capitalization Amendment Proposal, page 69

3.
We note your response to comment 22 in our letter dated May 23, 2008. Please elaborate upon your disclosure regarding the anti-takeover effects of the proposal. Provide more detail about these effects, including any possible effects upon investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 3.

Securities and Exchange Commission
August 1, 2008

Business of Psyop, page 94

4.
We note your response to comment 26 in our letter dated May 23, 2008. Please provide Item 402 disclosure regarding each person who will serve as a director or executive officer of the surviving company. We note your disclosure beginning on page 101, including the Compensation and Discussion Analysis for certain individuals. However, we also note on page 87 that Mr. Lane and Ms. Matulick will be directors of the company following the merger, and have not been included with the Item 402 information. Please revise your disclosure to include Item 402 disclosure for Mr. Lane and Ms. Matulick.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 3 to make it clear which individuals are going to be serving as executive officers following the merger and which individuals are going to be serving as directors following the merger. Please note that Mr. Lane and Ms. Matulick, while currently directors of Psyop, will not be directors of Fortissimo after the merger. The title of “Creative Director” is a functional title often used in the advertising industry and is not intended to imply that a person holding such title acts as a director in the corporate sense.

Audited Consolidated and Combined Financial Statements - Psyop, Inc. and Affiliates

1. Nature of operations and summary of significant accounting policies

Revenue Recognition, page FS-20

5.	We note your response to prior comment 30.

•	Please tell us the amount of your revenue attributable to each of the business units discussed on pages 95-96.

•
Tell us and disclose how you recognize revenue with respect to the services rendered by Blacklist. Please tell us if you recognize the amounts received by Blacklist on a gross or net basis and your rationale under the accounting literature for your financial reporting.

•
On page 95 you describe your payment terms - half upfront and the remainder upon completion of certain milestones. Please tell us how these milestones relate to the guidance in SOP 81-1 and your ability to make reasonable estimates if your estimates are based upon cost incurred rather than the milestones.

Securities and Exchange Commission
August 1, 2008

•
Please expand your statement that less than 1% of all contracted amounts in a given year are cancelled to show us your cancellations per year as a dollar amount and as a percentage of contracted amounts for the year. For cancellation and postponement for each period presented, tell us which provision discussed on page 15 your letter applied, if any. Separately show us the amount of costs and profit that has been recouped.

1.
The $7.1 million of revenue for the three months ended March 31, 2008 consists of the following: Psyop $4.1 million, Mass Market $2.6 million and Blacklist $0.4 million. The $25.3 million of revenue for the year ended December 31, 2007 consists of the following: Psyop $17.7 million, Mass Market $5.2 million and Blacklist $2.4 million.

2.
Blacklist revenue is recognized on a gross basis in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The EITF concluded that, whether revenue should be recognized in the gross amount billed to a customer or in the net amount retained (i.e., the amount billed less the amount paid to the supplier) is a matter of judgment that depends on the relevant facts and circumstances. Psyop’s rationale for recognizing revenue on a gross basis is based on the following factors discussed below that The Task Force set forth in making the determination of gross vs. net revenue recognition:

Indicators of gross reporting:

•	The entity (not the supplier) is the primary obligor in the transaction and it is responsible for fulfillment of the order and for the customer’s acceptance of the goods or services sold.

Blacklist is the responsible party to the customer for providing the services under contract. The customer looks to Blacklist for fulfillment of the contract and for ensuring its satisfaction with the services provided.

•	The entity bears general inventory risk (i.e., it takes title to the goods) before the customer’s order is placed or upon the customer’s return.

Not applicable for service transactions

•	The entity (within market constraints) has reasonable latitude to establish the selling price.

Blacklist is the only entity that establishes the selling price for the service transaction with its customer. Blacklist will submit a bid to the customer and once accepted and agreed to with the customer; a contract will be executed between Blacklist and its customer.

•	The entity has the discretion to select the supplier (among many) for a product or service ordered by the customer.

Securities and Exchange Commission
August 1, 2008

Blacklist has the discretion to select one of its various directors (suppliers) and subcontractors when fulfilling the customer’s order.

•	The entity is involved in the process of determining the product’s specifications.

Blacklist provides input and suggestions to its customers and is involved in the process of determining the specific content, special effects, as well as the look and feel of the commercial/product.

•	The entity bears physical loss inventory risk (i.e., title to the product is transferred to the entity at the supplier’s shipping point and then to the customer upon delivery).

Not applicable for service transactions

•	The entity bears credit risk for the amount billed to the customer and thus must pay the supplier in the event the selling price is not fully collected.

Blacklist assumes credit risk for the amount billed to its customer and must pay its directors (suppliers) and subcontractors even in the event the selling price is not fully collected.

Indicators of Net Reporting:

•	The supplier (not the entity) is the primary obligor in the transaction.

Blacklist, not the supplier, is the primary obligor in the transaction

•	The amount per transaction the entity earns is fixed or is a stated percentage.

The amount per transaction Blacklist earns is not fixed or a stated percentage. The contract price for each transaction is negotiated between Blacklist and its customer.

•	The supplier (not the entity) bears credit risk in the event of nonpayment by the customer.

Blacklist, not the supplier, bears the credit risk

Securities and Exchange Commission
August 1, 2008

3.	In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 3 to better explain the Company’s billing cycle.

Psyop has provided the Staff further clarification on its billing cycle and the nature of the approval process with its customers below.

A typical contract will have three billing periods - a percentage upon award of the contract (typically 50%), a percentage upon the review and approval in the Pre-Production phase (typically 25%), and then the remaining percentage is billed upon the completion of the project.

Upon the award of a project, Psyop commences its pre-production stage. For most projects, this begins with the creation of, or if they formed part of the pitch, the further development of, storyboards — individual panels that portray the story, the action and possible shot compositions and camera angles. These panels are then edited together in sequence to form a “boardamatic,” which starts to inform the team mainly about the timing, pacing and rhythm of the piece. The boardamatic is revised and reviewed by the project director and the clients until the desired result is achieved. At the same time as developing storyboards and boardamatics, Psyop usually also continues to develop the designs or style frames for the project, refining and improving what was presented for the pitch, further defining the color palette, environments, textures, look and feel. These, too, are presented to the clients and, together with the storyboards and boardamatics, should form a clear picture of what the final piece will look and feel like.

If live action shooting is involved, that usually occurs once the 3D previsualization is complete and approved by all parties. 3D previsualization is where artists, building on the approximate timings in the boardamatics, place digital models of all the main elements into each scene and position digital cameras at the angles from which the three-dimensional shot is to be seen. This allows the directors to investigate the camera angles and moves that make the piece flow, tell the story and portray the product as desired. The “pre-viz” is done in 3-D with very rough models but, together with the designs, it gives a very clear picture of how a final piece will look and feel, and thus its approval by all parties is a critical part of Psyop’s process. The review and approval process is a collaborative effort with our client prior to the commencement of the post production work.

Securities and Exchange Commission
August 1, 2008

In conclusion, the three billing stages are only a means for billing the customers and are not indicative of the percentage of revenue earned or the percentage of costs incurred. For example, when Psyop bills 50% upon award, Psyop has not incurred 50% of the costs, nor earned 50% of the revenue. Similarly, when Psyop bills the next 25% upon the approval of the pre-production work, this does not mean that Psyop has completed 75% of the project and is entitled to 75% of the revenue. As stated in the Company’s previous response, the principle contract costs that are factored into a project’s overall costs are salary and benefit related costs associated with the computer graphic experts and graphic designers (either employed or subcontracted by Psyop), which allows management to reasonably estimate the number of hours to be incurred by such individuals on a project and these costs incurred to date as compared to total estimated costs is the appropriate means to measure progress towards completion and revenue earned, not these various billing stages.

4.
During the year ended December 31, 2007 and the three months ended March 31, 2008, there were no contracts that were cancelled subsequent to execution but there was one project during 2007 that had a portion of the contract cancelled. The portion cancelled was a 30 second commercial contracted for $402,175. Psyop was paid a “kill” fee of $175,000 plus costs to date of approximately $10,000. Included in this contract was another $63,250 of work for animation and promotion that was not cancelled by the client and which Psyop completed. The total revenue received for this contract was $246,950 and total costs incurred were $52,433 for a profit of $194,517 or 78% margins. The reason for such high margins was the “kill” or cancellation fee of $175,000.

While this contract did not specifically specify the AICP guidelines, Psyop was paid a cancellation fee of over 43% of the contracted amount plus costs incurred which is in line with such guidelines. As demonstrated above, when a project is cancelled by the client (i.e., advertising agency), there is a severe penalty based on industry standards and the production company benefits tremendously. This is another reason why projects are rarely ever cancelled by the agency and why Psyop’s historical cancellation rate is so low.

Securities and Exchange Commission
August 1, 2008

6.
We note your response to prior comment 31. As we previously requested, please tell us the number of contracts and their size that contain provisions under AICP guidelines to recoup reasonable expenses that may include the production company’s blocking out of specific periods of time and other resources for the duration of a project. Tell us the number of contracts and their size that do not contain this provision.

Response:
During the year ended December 31, 2007 approximately 100 contracts represented the revenue recognized of $25.3 million. Of these 100 contracts, approximately 10% specifically mentioned the AICP guidelines regarding cancellation. These contracts accounted for approximately $5.0 million of the revenue recognized. Approximately 65% of these contracts where silent regarding cancellation and had no mention of cancellation provisions. These silent contracts accounted for approximately $8.0 million in revenue. The remaining 25% of contracts had a variation of cancellation provisions. This 25% accounted for approximately $12.3 million of the revenue recognized during 2007.

It is important to note that, regardless of the contract provisions it is industry standard and industry practice to follow the AICP guidelines or something close to such guidelines and this is more often than not what happens within our industry upon cancellation.

1A. Restatement, page FS-41

7.
Please provide a complete description of each error, in a footnote that corresponds to each amount, as required by page 26 of SFAS 154. Tell us how you determined that the financial statements for 2007 required restatement and how you determined that prior and subsequent periods did not require restatement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure of Footnote 1A on pages FS-41 to FS-44 of Amendment No. 3.

Psyop hired a Chief Financial Officer on April 24, 2008 and as its Chief Financial Officer began reviewing Psyop’s results for the three months ended March 31, 2008, numerous errors were found that pertain to the financial statements for 2007 as detailed in the revised disclosure of Footnote 1A beginning on page FS-41.  During the restatement of 2007, there were no material errors that were found pertaining to any prior periods, which would require restatement. In addition, Psyop had not reported any subsequent periods prior to the 2007 restatement, therefore there were no financials to restate.

Securities and Exchange Commission
August 1, 2008

* * * * * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (212) 937-7239.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:   Marc S. Lesnick (Fortissimo Acquisition Corp.)
Justin Booth-Clibborn (Psyop, Inc.)
Noah Scooler, Esq. (Graubard Miller)